January 10, 2007



Debra A. Sit, CFA
Senior Vice President and Senior Portfolio Manager

Debra Sit joined Sit Investment Associates in 1981. Since 1991, she has served as co-manager of the firm's tax-exempt bond portfolios. Debbie's prior work experience includes more than three years with Sit Investment Associates in the client administration and administrative areas. She returned to the firm in September 1987 as a research analyst and Bond Specialist - Assistant Fixed Income Manager focusing primarily on taxable bonds. She is also responsible for overseeing the firm's municipal bond research process and has spoken at several industry conferences. Debbie received her B.A. in Biology from The University of Minnesota in 1982. In the summer of 1987, she completed her M.B.A. at the University of Chicago Graduate School of Business where she earned a Finance specialization with concentrations in Accounting and Policy.

Debra Sit also is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Florida Tax-Free Income Fund
- Sit High Income Municipal Bond Fund



Bryce A. Doty, CFA
Senior Vice President and Senior Portfolio Manager

Bryce Doty joined Sit Investment Associates in November 1995. He is responsible for taxable bond portfolio management serving as portfolio manager for short duration accounts. Bryce's seven years of experience with Minnesota Mutual Life includes two years of management consulting, two years as Due Diligence Officer for broker/dealer operations and three years as the head of their Public Bond Trading desk. His responsibilities also included analyzing and monitoring all total return corporate credits. In 1988, Bryce received a B.A. in Business Management with minors in Physics and Psychology from Hamline University. He completed his M.B.A. with a concentration in Finance at the University of Minnesota Carlson School of Management in 1992.

Bryce Doty is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Balanced Fund



Paul J. Jungquist, CPA, CFA
Vice President, Fixed Income Credit Analyst & Senior Fixed Income Portfolio Manager

Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He has also served as an assistant controller for a publicly held engineering services company. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in Finance.

Paul Jungquist is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Florida Tax-Free Income Fund
- Sit High Income Municipal Bond Fund



Mark H. Book, CFA, CMA
Vice President, Portfolio Manager

Mark joined Sit Investment Associates in August 2000 as a Portfolio Manager and Fixed Income Analyst. He is responsible for taxable bond portfolio management and credit research. Prior to that he spent three years with U.S. Bancorp Piper Jaffray where he was Vice President and Senior Corporate Bond Strategist. Prior to U.S. Bancorp Piper Jaffray, Mark worked as a fixed income portfolio manager at Norwest Investment Management for one year and Insight Investment Management for six years. He also traded fixed income securities at Reliastar Financial Corporation for five years. Mark received a B.A. in Accounting from the University of Minnesota in 1987. In 1992 he completed his M.B.A. with a concentration in Finance at the University of Minnesota Carlson School of Management.

Mark Book is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Money Market Fund



Andrew T. Clark, CFA
Research Analyst

Andrew joined Sit Investment Associates in July 1996. He assists our credit research function as well as performs analysis of individual fixed income investments. Originally, Andrew joined the client administration group and moved to fixed income in January 1999. In 1996, he received a B.S. in Business Administration from Miami University (Ohio) majoring in Finance and Accounting. In 2004 he completed his M.B.A. at the University of Minnesota Carlson School of Management.

Andrew Clark is a portfolio manager of the following Fund:

- Sit High Income Municipal Bond Fund



Christopher M. Rasmussen
Research Associate

Chris joined Sit Investment Associates in February 1999. His primary responsibilities are to provide assistance in analysis of fixed income securities. Chris spent time in the Sit Mutual Funds group as well as the client administration area, and moved to fixed income in August 2002. He received a B.S.B. in Finance with a minor in Economics and his M.B.A. in 2004; both from the University of Minnesota Carlson School of Management.



Skyler R. Weinand
Research Associate

Skyler joined Sit Investment Associates in August 2005. His primary responsibilities are to provide assistance in the valuation, analysis and trading of mortgage and asset-backed securities. Prior to joining SIA, Skyler was an analyst and assistant trader at GMAC-RFC where he assisted in similar functions, dealing with distressed whole loans and subordinated MBS and ABS. Skyler received a B.S.B. in both Finance and Management Information Systems with a minor in History in 2002 from the University of Minnesota Carlson School of Management.



Eric T. Nelmark
Research Assistant

Eric joined Sit Investment Associates in August 2004. His responsibilities include credit research and analysis on individual fixed income securities. Previously he spent almost six years at Investment Advisers Inc. (renamed Paladin Investment Associates in December of 2000). Eric spent time in several areas including Mutual Fund accounting, finance, and equity trading. In 1998, he received his B.A. in Business Administration from Bethel University with a concentration in Accounting and Finance. Eric is presently pursuing his M.B.A. at the University of St. Thomas.



Marci A. Lorge
Senior Client Administrator & Money Market Trader

Marci joined Sit Investment Associates in April 1988 after serving as Operations Manager at IRI Securities. She is currently responsible for both taxable and tax-exempt money market trading and serves as portfolio assistant for the fixed income traders. Prior to that she worked for Miller & Schroeder Financial in Operations. She has a B.S. degree in Business Administration and French with a minor in Economics from the University of Wisconsin, Steven's Point.



Brian R. Gilbert
Computer Decision Support Associate

Brian joined Sit Investment Associates in August 1994 after more than two years with Norwest Mortgage, Inc. in the mortgage pooling division. Brian received a B.S. in Management and a B.S. in Computer Information Systems from Northwestern College in 1990. Brian worked in Operations for Sit Investment as a Client Administrator before joining the Fixed Income Department. Brian is responsible for developing and running the quantitative analytical tools for fixed income portfolio management.



Brendan J. O'Sullivan
Research Assistant

Brendan joined Sit Investment Associates in June 1998. He has a B.A. from the University of Colorado. Brendan assists in research and money-market trading activities.